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SEC
SEC SEC
Mail Processing
Section

MAR 01 2018

Washington DC
415

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-3774

8-03774

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 ___ AND ENDING December 31, 2017
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wiley Bros. - Aintree Capital, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

40 Burton Hills Blvd., Suite 350

(No. and Street)

Nashville	TN	37215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa P. James   615-255-6431

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Baker Group, CPAs, P.C.

(Name – *if individual, state last, first, middle name*)

1504 17th Ave So	Nashville	TN	37212
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Lisa P. James _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wiley Bros. - Aintree Capital, LLC _____ , as of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

VP Financial Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

	PAGE
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Schedule I	11
Schedule II	12
Schedule III	13
Independent Auditor's Exemption Report	14
Firm's Exemption Report	15
Independent Auditor's Agreed-Upon Procedures Report for Form SIPC-7	16-17
Securities Investor Protection Corporation Form SIPC-7	18



THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Wiley Bros. - Aintree Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wiley Bros. – Aintree Capital, LLC as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and Schedules I, II, and III (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wiley Bros. – Aintree Capital, LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wiley Bros. – Aintree Capital, LLC's management. Our responsibility is to express an opinion on Wiley Bros. – Aintree Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wiley Bros. – Aintree Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Wiley Bros. – Aintree Capital, LLC's financial statements. The supplemental information is the responsibility of Wiley Bros. – Aintree Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

The Baker Group, CPAs, P.C.

We have served as Wiley Bros. – Aintree Capital, LLC's auditor since 1997.

February 27, 2018

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-296-4600
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$ 1,268,178
Receivable from brokers and dealers	0
Fair value of securities owned	7,858,526
Furniture, fixtures and equipment, at cost (net of accumulated depreciation of $631,910)	12,415
Other assets	261,508
	$ 9,400,627

LIABILITIES AND MEMBERS' EQUITY

Note payable - secured	$ 6,339,163
Payable to brokers and dealers	803,411
Accrued taxes and other liabilities	415,119
Members' equity	1,842,934
	$ 9,400,627

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues

Commissions and fees	$3,811,705
Gains on securities trading accounts	2,086,415
Fees for Investment Advisory Services	2,285,751
Profits (losses) from underwriting and selling groups	86,045
Revenue from sale of investment co shares	262,841
Other income from the securities business	239,738
	8,772,495

Expenses

Employee compensation and benefits	5,762,964
Members' compensation	296,779
Commission and clearance paid to brokers	354,533
Communication and data processing	465,403
Interest expense	120,539
Regulatory fees and expenses	45,007
Occupancy Expenses	628,669
General and administrative expenses	1,305,577
	8,979,471
Net Income (Loss)	$(206,976)

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

Beginning Members' Equity	$ 1,965,161
Net Income (loss)	(206,976)
Members Contributions	250,000
Members' Drawings	(165,251)
Ending Members' Equity	$ 1,842,934

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities	
Net income (loss)	$ (206,976)
Adjustments to reconcile net income to net cash provided by operations	
Depreciation and amortization	14,298
(Increase) Decrease in:	
Receivable from brokers and dealers	0
Fair value of securities owned	(519,136)
Other assets	1,035
Increase (Decrease) in:	
Note payable	1,443,764
Payable to brokers and dealer	(831,293)
Securities sold short	0
Accrued taxes and other liabilities	106,164
Net cash used by operating activities	7,856
Cash Flows from Investing Activities	
Purchase of equipment	(20,007)
Net cash used by investing activities	(20,007)
Cash Flows from Financing Activities	
Contributions from member	250,000
Distributions to members	(165,251)
Net cash provided by financing activities	84,749
Net increase (decrease) in cash	72,598
Cash at beginning of period	1,195,580
Cash at end of period	$1,268,178
Supplemental Disclosures	
Interest Expense Paid	$ 120,539
Taxes paid	$ 0

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations
This Tennessee Limited Liability Company (LLC) received a substantial members' capital contribution on May 1, 1996, and began operations as a broker-dealer on the same date. One of the founding members was Wiley Bros., Inc. which contributed a substantial part of the starting capital, and prior to May 1 had operated as a broker-dealer. After making their capital contribution, Wiley Bros., Inc. ceased operations as a broker-dealer and transferred their license to the new entity. As a Limited Liability Company, the members' liability is limited. The Company is registered with the SEC and is a member of FINRA.

Reporting Period
The Limited Liability Company's year ends on December 31, 2017.

Revenue Recognition
Security transactions are recorded in the accounts on a trade-date basis. Marketable securities at December 31, 2017 are valued at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Property and Depreciation
Office equipment and leasehold improvements are carried at cost and are depreciated using accelerated and straight-line methods over their estimated useful lives.

Retirement Plan
The Company maintains a qualified retirement plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $229,700 for the current period.

Income Taxes
Federal income taxes are not payable by the Limited Liability Company, or provided for in this financial statement. The Limited Liability Company members are taxed individually on their share of the Limited Liability Company's earnings. State income taxes have been accrued in the amount of $0.00.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

Uncertain Tax Positions
Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Member Allocation
The members have an agreement as to the allocation of net earnings and distributions subject to extensive provisions as agreed to by the members.

Other Assets
Other assets consist of employee advances and loans, investment in other limited liability companies, and other receivables.

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At December 31, 2017, the Company's net capital of $1,189,624 was $939,624 in excess of the minimum requirement of $250,000.

NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

Computer and equipment	$ 372,635
Office furniture and fixtures	133,914
Leasehold improvements	137,776
	644,325
Less: Accumulated depreciation	(631,910)
	$ 12,415
Depreciation and Amortization Expense	$14,298

NOTE 5 - RELATED PARTY TRANSACTIONS

At December 31, 2017 amounts due from related parties, which were included in Other Liabilities, was $8,731.

NOTE 6 - LEASE COMMITMENTS

The Company is the lessor of office space under an operating lease agreement. The total rental for office space was $380,071 for the current period.

WILEY BROS. - AINTREE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS - continued

DECEMBER 31, 2017

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 8 – NOTE PAYABLE – SECURED

The Company has a secured bank line of credit used to finance inventory purchases. The loan is renewed annually and has a variable interest rate that was 3.8125% at December 31, 2017.

NOTE 9 - ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $78,117 for the period ended December 31, 2017.

NOTE 10 – CONTINGENT LIABILITIES

At February 27, 2018, there were claims pending against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from such claims will not materially affect the financial position of the Company.

NOTE 11 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 11 – FAIR VALUE MEASUREMENT (Continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2017.

Fair Value Measurements on a Recurring Basis
as of December 31, 2017:

	Fair Value	Level 1
Securities owned	$7,858,526	$7,858,526

NOTE 12 – DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through February 27, 2018, the date on which the financial statements were available to be issued.

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC

AS OF DECEMBER 31, 2017

Total members' equity from Statement of Financial Condition		$1,842,934
Total members' equity qualified for net capital		1,842,934
Deductions and/or charges		
A. Non-allowable assets		
Furniture, equipment & fixtures	$ 12,415	
Other assets	146,378	
Total non-allowable assets		158,793
D. Other deductions and/or charges		16,304
Total deductions and/or charges		175,097
Net capital before haircuts		1,667,837
Haircuts on securities		
Debt securities	478,213	
Total haircuts on securities		478,213
NET CAPITAL		$1,189,624

11

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE II

Reconciliation of Broker's Computation of Net Capital
To Auditor's Computation of Net Capital
Under Rule 15c3-1

As of December 31, 2017

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$1,857,232	$(14,298) (1)	$1,842,934
3. Total	1,857,232	(14,298) (1)	1,842,934
5. Total capital	1,857,232	(14,298) (1)	1,842,934
6. A. Non-allowable assets	173,091	(14,298) (1)	158,793
D. Other deductions and/or charges	16,304	0	16,304
Total deductions	189,395	(14,298) (1)	175,079
8. Net capital before haircuts	1,667,837	0	1,667,837
9. Haircuts on securities: Total haircuts	478,213	0	478,213
10. Net capital	$1,189,624	$ 0	$1,189,624
Adjustments (1)Depreciation Adjustment		$(14,298)	

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE III

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2017

Minimum net capital required	$ 27,675
Minimum dollar net capital requirement of reporting broker	$ 250,000
Net capital requirements	$ 250,000
Excess net capital	$ 939,624

COMPUTATION OF AGGREGATE INDEBTEDNESS
AND
RATIO TO NET CAPITAL

Accrued taxes and other liabilities	$ 415,119
Aggregate Indebtedness	$ 415,119

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$ 415,119	
Net capital	$1,189,624	34.89%

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2017

Beginning Balance	$0.00
Additions	0.00
Deductions	0.00
Ending Balance	$0.00



THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Wiley Bros. - Aintree Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wiley Bros. - Aintree Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wiley Bros. - Aintree, Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Wiley Bros. - Aintree Capital, LLC stated that Wiley Bros. - Aintree Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Wiley Bros. - Aintree Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wiley Bros. - Aintree Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Baker Group, CPAs, P.C.

Nashville, Tennessee
February 27, 2018

WILEY BROS.-AINTREE CAPITAL, LLC
EXEMPTION REPORT

Wiley Bros.-Aintree Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent year without exception.

Wiley Bros.-Aintree Capital, LLC

I, Lisa P. James swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:_____
    Financial Principal

February 27, 2018



THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Members of
Wiley Bros. – Aintree Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Wiley Bros. – Aintree Capital, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Wiley Bros. – Aintree Capital, LLC for the year ended December 31, 2017, solely to assist you and the SIPC in evaluating Wiley Bros. – Aintree Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wiley Bros. – Aintree Capital, LLC's management is responsible for Wiley Bros. – Aintree Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and



5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

The Baker Group, CPAs, P.C.

Nashville, Tennessee
February 27, 2018

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(35-REV 6/17)	P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 General Assessment Reconciliation	(35-REV 6-17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
11*11****2124****************MIXED AADC 220
3774    FINRA    DEC
WILEY BROS-AINTREE CAPITAL LLC
40 BURTON HILLS BLVD STE 350
NASHVILLE, TN 37215-6408
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _12,587_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_5962_)
      _7-24-17_
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _6,625_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _6,625_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wiley Bros-Aintree Capital, LLC
(Name of Corporation, Partnership or other organization)

Lisa P James
(Authorized Signature)

Dated the _7th_ day of _February_, 20 _18_.

VP Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)　　　　　$ 8,772,495

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.　　　　　—

(2) Net loss from principal transactions in securities in trading accounts.　　　　　—

(3) Net loss from principal transactions in commodities in trading accounts.　　　　　—

(4) Interest and dividend expense deducted in determining item 2a.　　　　　—

(5) Net loss from management of or participation in the underwriting or distribution of securities.　　　　　—

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.　　　　　—

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.　　　　　260,135

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.　　　$ 120,539

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).　　　$

Enter the greater of line (i) or (ii)　　　　　120,539

Total deductions　　　　　380,674

2d. SIPC Net Operating Revenues　　　　　$ 8,391,821

2e. General Assessment @ .0015　　　　　$ 12587

(to page 1, line 2.A.)

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